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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                (AMENDMENT NO. 2)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   Cyrk, Inc.
                         ------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   232817 10 6
                                 --------------
                                 (CUSIP Number)


                                  Eric Stanton
                       c/o Simon Marketing Hong Kong, Ltd.
                             Evergo House, 3rd Floor
                               38 Gloucestor Road
                               Wanchai, Hong Kong
                         Telephone: (011) 852-28655-038
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                   Copies to:
                              Martin Gelfand, Esq.
                               Irell & Manella LLP
                       1800 Avenue of the Stars, Suite 900
                       Los Angeles, California 90067-4276

                               September 30, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]. Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)




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                                  SCHEDULE 13D
----------------------                                      -------------------
CUSIP NO.  232817 10 6                                      PAGE __ OF __ PAGES
----------------------                                      -------------------
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Eric Stanton
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                        (b) [ ]

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS

        OO
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        US
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                   7.  SOLE VOTING POWER


                       1,148,023
     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          5,012,380
       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH
                       1,148,023
                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER


                       0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,148,023*
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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.4%*
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------





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*   Pursuant to the Shareholders Agreement described in Item 4 below, and which is attached as Exhibit B, certain shareholders of the Issuer are required, in specified circumstances, to vote all of the shares of the Issuer's Common Stock held by each such shareholder in favor of the Reporting Person's election to the Board of Directors of the Issuer. Accordingly, the Reporting Person may be deemed to be part of a "group" with such shareholders and have voting power over such shares. Therefore, the Reporting Person may have shared voting power over 5,012,380 shares (or approximately 32.2% of the Issuer's Common Stock). See Item 4. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,148,023 shares with respect to which he possesses sole dispositive power.



ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the Common Stock, $.01 par value (the "Common Stock") of Cyrk, Inc. (the "Issuer"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, Massachusetts 01930.

ITEM 2.  IDENTITY AND BACKGROUND

         This Statement is being filed by Eric Stanton (the "Reporting Person") individually and as settlor and sole trustee of the Eric Stanton Self Declaration of Revocable Trust u/a May 11, 1990, as amended (the "Trust"). The Reporting Person is a citizen of the United States of America

         The Reporting Person's business address is Evergo House, 3rd Floor, 38 Gloucestor Road, Wanchai, Hong Kong. The Reporting Person is currently a consultant to Simon Marketing, Inc., a wholly owned subsidiary of the Issuer.

         During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect too such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to an Agreement and Plan of Merger, dated as of May 7, 1997 (the "Merger Agreement") by and among the Issuer, SMI Merger, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer, ("SMI"), Simon Marketing Inc., a Nevada corporation ("Simon"), the Reporting Person and Allan I. Brown, the Reporting Person received 920,069 shares of Common Stock and $12.5 million in cash from the Issuer on June 9, 1997, in exchange for all of the Reporting Person's shares of Simon's common stock, par value $.01 per share (the "Simon Common Stock"). Prior to the merger of Simon into



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and with SMI (the "Merger"), the Reporting Person and Allan I. Brown held all of the outstanding equity interests of Simon. On July 21, 1997, the Reporting Person transferred the 920,069 shares of Common Stock to the Trust. No consideration was involved in the transfer of the shares to the Trust. The Reporting Person exercises sole investment control over the Shares and retains the right to revoke the Trust without the consent of another person. On September 30, 1998, pursuant to an earn-out under the Merger Agreement, the Trust received an additional 237,954 shares of Common Stock at a per share price of $10.50625 per share (the Earn-Out Shares"). A copy of the Merger Agreement is filed herewith as Exhibit A hereto and is incorporated in its entirety herein by reference.



ITEM 4.  PURPOSE OF TRANSACTION.

         The Issuer and Simon are leading providers of promotional products and services. The Boards of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that the Issuer and Simon combine businesses and operations in order to advance their long term business interests. Simon has had success in the youth market and in leveraging sports and entertainment properties. The Issuer has experience in loyalty and brand-building promotions.

         To effect this combination, and pursuant to the Merger Agreement, the Reporting Person converted all his shares of Simon Common Stock into 920,069 shares of Common Stock and $12.5 million in cash. Thereafter, on September 30, 1998, pursuant to an earn-out under the Merger Agreement, the Trust received an additional 237,954 shares of Common Stock. Pursuant to a Contribution Agreement between the Issuer, the Reporting Person and Allan I Brown filed herewith as Exhibit E, each of the Trust and Allan I. Brown intend to contribute 10,000 shares of Common Stock to the capital of the Issuer.

         Pursuant to a Shareholders agreement, dated as of June 9, 1997 (the "Shareholders Agreement") by and among the Issuer, the Reporting Person, Allan
I. Brown, Gregory Shlopak and Patrick Brady (each a "Shareholder" and together the "Shareholders"), the Reporting Person has the right, upon his request, to be appointed a member of the Board of Directors of the Issuer (the "Board"). Within 90 days following the Board's receipt of such request, the Board shall take all necessary action to increase its size by one and appoint the Reporting Person to be a member of the Board. At each subsequent election of the class of directors to which the Reporting Person is appointed, and provided that the Reporting Person beneficially owns at least five percent of the issued and outstanding Common Stock as of the date of such election, the Shareholders shall nominate the Reporting Person for election.

         At all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which directors are to be elected and at which


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the Reporting Person has been nominated, the Shareholders shall vote all of their shares to elect the Reporting Person as a director of the Issuer. A copy of the Shareholders Agreement is filed herewith as Exhibit B hereto and is incorporated in its entirety herein by reference.

         Under the same conditions as pertain to the Reporting Person, the Shareholders shall nominate and vote all their shares to elect Allan I. Brown as a director of the Issuer.

         In addition, at all meetings (and written actions in lieu of meetings) of the stockholders of the Issuer at which Gregory Shlopak or Patrick Brady have been nominated as directors of the Issuer, each Shareholder shall vote all of such Shareholder's stock to elect them as directors of the Issuer.

         The Trust was made a party to the Shareholders Agreement pursuant to an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") dated July 21, 1997, entered into by the Reporting Person individually and in his capacity as Trustee of the Trust and as more fully described in Item 6. The Assignment and Assumption Agreement is filed herewith as Exhibit D hereto and is incorporated herein in its entirety by reference.

         Except as set forth in this statement, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board or management of the Issuer,
(e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Person has retained beneficial ownership of 1,148,023 shares of Common Stock held by the Trust by virtue of the fact that the Reporting Person is the settlor and sole trustee of the Trust, retains sole investment control over the shares and may revoke the Trust without consent of another person. The Common Stock held by the Trust and beneficially owned by the Reporting Person represents approximately 7.4% of the outstanding Common Stock. By virtue of the Shareholders Agreement and the Assignment and Assumption Agreement, the Reporting Person, as


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         settlor and trustee of the Trust, may be deemed to be a member of a
         "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Common Stock owned by the Shareholders represents approximately 32.2% of the outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,148,023 shares with respect to which he possesses sole dispositive power.



(b) The Reporting Person has sole power to vote, or to direct the vote of, 1,148,023 shares of Common Stock held by the Trust, subject to the Shareholders Agreement described in Item 4. Pursuant to the Shareholders Agreement, the Reporting Person, as sole trustee of the Trust, may have shared power to vote 5,012,380 shares of Common Stock with respect to the election of certain directors.


         The Reporting Person has sole power to dispose, or to direct the disposition of, the 1,148,023 shares of Common Stock acquired as consideration for the Merger and held by the Trust.

(c) During the past 60 days, the Reporting Person has not effected any transactions in the shares of Common Stock except as disclosed here in this statement.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person and held by the Trust.

(e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         MERGER AGREEMENT. Pursuant to the Merger Agreement, the Issuer issued to the Reporting Person 920,069 shares of Common Stock in exchange for all of the Reporting Person's shares of Simon Common Stock, described in Item 3. On September 30, 1998, pursuant to an earn-out under the Merger Agreement, the Issuer issued an additional 237,954 shares of Common Stock to the Trust.

         SHAREHOLDERS AGREEMENT. Pursuant to Section 7.01(d)(i) of the Merger Agreement, the Issuer and the Shareholders have entered into a Shareholders Agreement, described in Item 4.

         REGISTRATION RIGHTS AGREEMENT. The shares of Common Stock issued to the Reporting Person are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 7.01(d)(ii) of the Merger Agreement, the Issuer has granted to the Reporting Person certain registration rights, set forth in a Registration Rights


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Agreement dated as of June 9, 1997 among the Issuer, Allan I. Brown and the
Reporting Person (the "Registration Rights Agreement").

         If at any time commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended and any successor provisions thereto (the "Code") (as determined by the Issuer and its counsel), either the Trust or Allan I. Brown requests that the Issuer file a registration statement for at least 250,000 shares of the Common Stock held by the Trust and/or Allan I. Brown on the date of such request, the Issuer shall use its best efforts to register the shares of Common Stock held by the Trust and/or Allan I. Brown requested to be registered under the Act. The Issuer shall effect an aggregate maximum of three such "demand" requests, each of which must be made at least six months apart from the others.

         Additionally, commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Code (as determined by the Issuer and its counsel), if the Issuer proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 under the Act, the Issuer shall give the Trust and Allan I. Brown prompt written notice of its intent. Upon written request of either the Trust or Allan I. Brown, given within 15 days after receipt of such notice, the Issuer shall include in such registration all shares of Common Stock held by the Trust or Allan I. Brown specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

         The Trust was made a party to the Registration Rights Agreement pursuant to the Assignment and Assumption Agreement. A copy of the Registration Rights Agreement is filed herewith as Exhibit C hereto and is incorporated in its entirety herein by reference.

         ASSIGNMENT AND ASSUMPTION AGREEMENT. The Reporting Person and the Trust have entered into an Assignment and Assumption Agreement whereby the Reporting Person has assigned to the Trust and all of his rights and obligations under the Shareholders Agreement and the Registration Rights Agreement and the Trust has assumed such rights and obligations of the Reporting Person under the Shareholders Agreement and the Registration Rights Agreement. The Reporting Person, as settlor and sole trustee, retains the beneficial ownership of, and sole voting and dispositive power over, the shares of Common Stock held by the Trust. A copy of the Assignment and Assumption Agreement is filed herewith as Exhibit D and is incorporated in its entirety by reference.

         CONTRIBUTION AGREEMENT. The Reporting Person, Allan I. Brown and the Issuer entered into a Contribution Agreement where each of the Reporting Person and Allan I. Brown agreed to contribute 10,000 shares of Common Stock


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to the capital of the Issuer. A copy of the Contribution Agreement is filed herewith as Exhibit F and is incorporated in its entirety by reference.

         The foregoing descriptions of the Merger Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Assignment and Assumption Agreement and the Contribution Agreement are qualified in their entirety by reference to such agreements, copies of which are attached hereto.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this statement and filed with this statement as exhibits are the following documents:

EXHIBIT A:    Agreement and Plan of Merger dated as of May 7, 1997, by and among
              Cyrk, Inc., SMI Merger, Inc., Simon Marketing, Inc., Allan Brown and Eric Stanton

EXHIBIT B:    Shareholders Agreement dated as of June 9, 1997, by and among
              Cyrk, Inc., Allan Brown, Eric Stanton, Gregory Shlopak and Patrick
              Brady

EXHIBIT C:    Registration Rights Agreement, dated as of June 9, 1997, by and among Cyrk, Inc., Allan Brown and Eric Stanton

EXHIBIT D:    Assignment and Assumption Agreement dated as of July 21, 1997 by and between Eric Stanton and the Eric Stanton Self Declaration of
              Revocable Trust dated May 11, 1990, as amended.

EXHIBIT E:    Contribution Agreement dated June 9, 1997 by and between Eric
              Stanton, Allan I. Brown and Cyrk, Inc.





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SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November __, 1998



                                        /s/ Eric Stanton
                                        ------------------------------------
                                        Eric Stanton